Exhibit 99.2

Lithium Americas

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021

(Expressed in US Dollars)

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Lithium Americas Corp.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Lithium Americas Corp. and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal
Control
—
Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control — Integrated Framework
(2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting, appearing in Management’s Discussion & Analysis for the year ended December 31, 2021. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

 PricewaterhouseCoopers LLP
 PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
 T: +1 604 806 7000, F: +1 604 806 7806
 “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Impairment assessment of the Investment in Cauchari-Olaroz project
As described in Notes 3 and 6 to the consolidated financial statements, the Company’s investment in Cauchari-Olaroz project was $156.3 million as of December 31, 2021. The investment in Cauchari-Olaroz project comprises the Company’s equity accounted investments in associates, Minera Exar S.A. and Exar Capital B.V., which are non-publicly traded equity investees with interests in the underlying Cauchari-Olaroz development project. At each reporting date, management assesses whether there is objective evidence of impairment of the investments in associates. If such evidence exists, the recoverable amounts of the investments in associates are estimated in order to determine the extent of the impairment, if any. Management uses judgment in assessing whether objective evidence of impairment exists by considering whether there have been any events that impact estimated future cash flows (loss events) or information about significant changes with an adverse effect on the investments in associates including (i) significant financial difficulty of the associates; (ii) a breach of contract, such as a default or delinquency in payments by the associates; (iii) changes in the development plan or strategy for the underlying Cauchari-Olaroz development project; or (iv) changes in significant assumptions which drive the valuation of the underlying Cauchari-Olaroz development project including forecasted commodity prices, reserve and resource estimates and capital expenditure requirements. The Company concluded that no objective evidence of impairment exists as of December 31, 2021.
The principal considerations for our determination that performing procedures relating to the impairment assessment of the investment in Cauchari-Olaroz project is a critical audit matter are the judgment by management in assessing whether objective evidence of impairment exists, and a high degree of auditor judgment and subjectivity in performing procedures and evaluating audit evidence related to management’s assessment of loss events or information about significant changes with an adverse effect on the investments in associates.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment whether objective evidence of impairment of the investments in associates exists. These procedures also included, among others, evaluating the reasonableness of management’s assessment of loss events or information about significant changes with an adverse effect on the investments in associates related to (i) significant financial difficulty of the associates; (ii) a breach of contract, such as a default or delinquency in payments by the associates; (iii) changes in the development plan or strategy for the underlying Cauchari-Olaroz development project; or (iv) changes in significant assumptions which drive the valuation of the underlying Cauchari-Olaroz development project including forecasted commodity prices, reserve and resource estimates and capital expenditure requirements by (i) reading the board of directors’ minutes; (ii) considering availability of funding from the shareholders of the associates; (iii) considering publicly disclosed information related to the underlying Cauchari-Olaroz development project; (iv) considering external market and industry data; (v) considering the financial position, capital expenditures and other relevant information related to the associates; and (vi) consistency with evidence obtained in other areas of the audit.
Valuation of embedded derivatives in Convertible senior notes
As described in Notes 3 and 10 to the consolidated financial statements, the Company issued an aggregate of $258.8 million principal amount of 1.75% convertible senior notes in December 2021 (Convertible Notes). The Convertible Notes represent financial instruments that include a debt host and embedded derivatives related to the conversion and redemption options, which are separated from the debt host and accounted for at fair value with changes in fair value recorded in the statements of comprehensive loss. The embedded derivative liability was initially recognized at $101.4 million and revalued on December 31, 2021 at $83.0 million. The valuation of the embedded derivative liability required management to make significant estimates and judgments. Management determined the fair values of the embedded derivative liability at inception and as of December 31, 2021 using a Partial Differential Equation method with Monte Carlo Simulation. The significant assumptions used by management to value the embedded derivative liability included the Company’s expected traded instruments volatility and credit spread.
The principal considerations for our determination that performing procedures relating to valuation of embedded derivatives in convertible senior notes is a critical audit matter are (i) the significant judgments by management to determine the fair values of the embedded derivative liability, which included significant assumptions related to the Company’s expected traded instruments volatility and credit spread; (ii) the significant audit effort due to a high degree of auditor subjectivity and judgment to evaluate the audit evidence obtained related to the significant assumptions used in the valuation, and (iv) the audit effort which involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the determination of the fair values of the embedded derivative liability. These procedures also included, among others, (i) the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of possible valuations for the embedded derivative liability at inception and as of December 31, 2021 based on third party data and independently developed assumptions of the Company’s expected traded instruments volatility and credit spread, and (ii) comparing the independent estimate to management’s estimate to evaluate the reasonableness of management’s estimate.
/s/PricewaterhouseCoopers LLP
Chartered Professional Accountants
Vancouver, Canada
March 16, 2022
We have served as the Company’s auditor since 2015.

LITHIUM AMERICAS CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of US dollars)

	Note	December 31, 2021 $	December 31, 2020 $

CURRENT ASSETS

Cash and cash equivalents	4	510,607	148,070

Receivables, prepaids and deposits		1,968	1,250

Deferred financing costs		-	1,094

Restricted cash	7	20,000	-

		532,575	150,414

Assets held for sale		-	3,926

		532,575	154,340

NON-CURRENT ASSETS

Restricted cash		-	150

Investment in Arena Minerals	5	13,033	-

Warrants to purchase shares in Arena Minerals	5	7,558	-

Loans to Exar Capital	6	70,856	34,562

Investment in Cauchari-Olaroz project	6	156,281	131,394

Long-term receivable from JEMSE	6	6,231	-

Deferred transaction costs	7	20,800	-

Property, plant and equipment	8	4,368	1,935

Exploration and evaluation assets	9	5,640	4,342

		284,767	172,383

TOTAL ASSETS		817,342	326,723

CURRENT LIABILITIES

Accounts payable and accrued liabilities		7,347	5,204

Current portion of long-term liabilities	11	909	3,550

		8,256	8,754

NON-CURRENT LIABILITIES
Convertible senior notes	10	236,156	-

Credit and loan facilities	11	27,915	121,221

Decommissioning provision		326	326

Other liabilities	12	8,374	5,719

		272,771	127,266
TOTAL LIABILITIES		281,027	136,020

SHAREHOLDERS’ EQUITY
Share capital		689,993	307,152

Contributed surplus		28,463	27,204

Accumulated other comprehensive loss		(3,487)	(3,487)

Deficit		(178,654)	(140,166)

TOTAL SHAREHOLDERS’ EQUITY		536,315	190,703

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		817,342	326,723
Approved for issuance on March 16, 2022
On behalf of the Board of Directors:

“Fabiana Chubbs”	“George Ireland”
Director	Director

2

LITHIUM AMERICAS CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

		Years Ended December 31,

	Note	2021 $	2020 $

EXPENSES

Exploration and evaluation expenditures	16	(35,961)	(17,726)

General and administrative	15	(10,386)	(7,713)

Equity compensation	13	(5,393)	(6,626)

Share of result of Cauchari-Olaroz project	6	5,933	1,451

Share of result of Arena Minerals		(342)	-

		(46,149)	(30,614)

OTHER ITEMS

Loss on JEMSE Transaction	6	(4,712)	-

Gain on Cauchari-Olaroz transactions		-	288

Transaction costs		(86)	(1,233)

Foreign exchange gain/(loss)		73	(270)

Gain on change in fair value of convertible notes derivative		15,090	-

Gain on change in fair value of Arena Minerals warrants		6,282	-

Finance costs		(14,273)	(3,642)

Finance income		5,165	1,469

		7,539	(3,388)

NET LOSS BEFORE TAX		(38,610)	(34,002)

Tax expense	19	-	(1,219)

NET LOSS BEFORE DISCONTINUED OPERATIONS		(38,610)	(35,221)

INCOME/(LOSS) FROM DISCONTINUED OPERATIONS		122	(1,013)

NET LOSS		(38,488)	(36,234)

OTHER COMPREHENSIVE (LOSS)/INCOME

ITEMS THAT MAY BE RECLASSIFIED SUBSEQUENTLY TO NET LOSS

Unrealized income on translation to reporting currency		-	380

TOTAL COMPREHENSIVE LOSS		(38,488)	(35,854)

BASIC AND DILUTED LOSS PER SHARE FROM CONTINUING OPERATIONS		(0.32)	(0.38)

BASIC AND DILUTED LOSS PER SHARE		(0.32)	(0.39)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING- BASIC AND DILUTED		118,808	91,831

3

LITHIUM AMERICAS CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of US dollars, shares in thousands)

	Share capital

	Number of shares	Amount $	Contributed surplus $	Accumulated other comprehensive income/(loss) $	Deficit $	Shareholders’ equity $

Authorized share capital: Unlimited common shares without par value

Balance December 31, 2019	89,843	200,913	28,404	(3,867)	(65,829)	159,621

Shares issued on conversion of RSUs, DSUs and exercise of stock options	1,993	9,463	(6,636)	-	-	2,827

ATM program	9,267	100,000				100,000

ATM program share issuance costs		(3,224)				(3,224)

Equity compensation (Note 13)	-	-	4,968	-	-	4,968

DSUs issued in lieu of directors’ fees	-	-	468	-	-	468

Debit to equity as a result of the 2020 Cauchari Transaction (Note 6)	-	-	-	-	(38,103)	(38,103)

Net loss	-	-	-	-	(36,234)	(36,234)

Other comprehensive income	-	-	-	380	-	380

Balance December 31, 2020	101,103	307,152	27,204	(3,487)	(140,166)	190,703

Shares issued on conversion of RSUs, DSUs and exercise of stock options	1,546	5,450	(4,744)	-	-	706

Shares issued pursuant to the underwritten public offering (Note 13)	18,182	400,000	-	-	-	400,000

Shares issuance costs (Note 13)	-	(22,609)	-	-	-	(22,609)

Equity compensation (Note 13)	-	-	6,003	-	-	6,003

Net loss	-	-	-	-	(38,488)	(38,488)

Balance December 31, 2021	120,831	689,993	28,463	(3,487)	(178,654)	536,315

4

LITHIUM AMERICAS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US dollars)

		Years Ended December 31,

	Note	2021 $	2020 $

OPERATING ACTIVITIES

Net loss		(38,488)	(36,234)

Items not affecting cash and other items:

Equity compensation		5,754	6,626

Depreciation		925	687

Share of result of Cauchari-Olaroz project		(5,933)	(1,451)

Share of result of Arena Minerals		342	-

Loss on JEMSE Transaction		4,712	-

Gain on change in fair value of Arena Minerals warrants		(6,282)	-

Gain on change in fair value of convertible notes derivative		(15,090)	-

Other items		(1,015)	561

Payment of interest capitalized in property, plant and equipment		-	(6,276)

Changes in non-cash working capital items:

(Increase)/decrease in receivables, prepaids and deposits		(754)	134

Decrease in inventories		-	1,072

Increase in accounts payable and accrued liabilities		2,648	4,000

Net cash used in operating activities		(53,181)	(30,881)

INVESTING ACTIVITIES

Loans to Exar Capital	6	(60,270)	(14,700)

Repayment of loans as part of transactions	6	-	40,000

Contribution to Investment in Cauchari-Olaroz project		(2,309)	(695)

Cash disposed as a result of transactions		-	(5,432)

Investment in Arena Minerals	5	(14,758)	-

Deferred transaction costs	7	(20,800)

Escrow deposit for Millennial Lithium acquisition		(20,000)

Proceeds from sale of assets held for sale		4,034	-

Additions to exploration and evaluation assets		(1,298)	(490)

Release of restricted cash		150	-

Additions to property, plant and equipment		(579)	(61,280)

Net cash used in investing activities		(115,830)	(42,597)

FINANCING ACTIVITIES

Proceeds from stock option exercises		706	2,827

Proceeds from public offerings	13	400,000	100,000

Equity offering issuance costs	13	(22,609)	(3,224)

Drawdowns from the credit facilities	11	109,250	36,708

Repayment of the senior credit facility	11	(205,000)	-

Proceeds from the convertible notes	10	258,750	-

Convertible notes issuance costs		(8,499)

Other		(1,188)	1,513

Net cash provided by financing activities		531,410	137,824

EFFECT OF FOREIGN EXCHANGE ON CASH		138	110

CHANGE IN CASH AND CASH EQUIVALENTS		362,537	64,456

CASH AND CASH EQUIVALENTS - BEGINNING OF THE YEAR		148,070	83,614

CASH AND CASH EQUIVALENTS - END OF THE YEAR		510,607	148,070
Supplemental disclosure with respect to cash flows
(Note 18).

5

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

1.	NATURE OF OPERATIONS
Lithium Americas
Corp. (“Lithium Americas” or the “Company”) is a Canadian-based resource company focused on advancing two significant lithium projects: the Cauchari-Olaroz project (“Cauchari-Olaroz”), a lithium brine project located in the Salar de Olaroz and Salar de Cauchari in Jujuy Province, in north-western Argentina, and the Thacker Pass project (“Thacker Pass”), a sedimentary-based lithium project located in the McDermitt Caldera in Humboldt County in north-western Nevada, USA. The Company’s interest in Cauchari-Olaroz is held through a 44.8% co-ownership interest in Minera Exar S.A. (“Minera Exar”), a company incorporated under laws of Argentina. Ganfeng Lithium Co. Ltd. (“Ganfeng”) owns 46.7% of Minera Exar with the remaining 8.5% interest held by Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy Province in Argentina. Cauchari-Olaroz is in the development stage and nearing completion of construction. The Company holds a 100% interest in Thacker Pass through a wholly-owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”), a company incorporated under the laws of Nevada. Thacker Pass is in the exploration and evaluation stage. Subsequent to the reporting year, the Company acquired Millennial Lithium Corp. (“Millennial”) and added its Argentinean lithium project Pastos Grandes to the pipeline of future projects (Note 22).
The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “LAC”.
The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.
To date, the Company has not generated significant revenues from operations and has relied on equity and other financings to fund operations. The underlying values of exploration and evaluation assets, property, plant and equipment and the investment in Cauchari-Olaroz project are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing to complete permitting and development, and to attain future profitable operations.

2.	BASIS OF PREPARATION AND PRESENTATION
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and were approved for issuance by the Board of Directors on March 16, 2022.
These consolidated financial statements are presented in US dollars and have been prepared on a historical cost basis. The accounting policies set out in Note 3 have been applied consistently to all years presented in these consolidated financial statements, unless otherwise stated.

6

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES
Significant areas where accounting policy judgment is applied:
COVID-19
Uncertainty
In March 2020, the World Health Organization declared a global pandemic related to COVID-19 and the impacts of the pandemic have been significant. The Company is continuing operations while protecting the safety and health of our employees, contractors and the communities in which we operate in accordance with guidance from governments and public health authorities.
During 2021 construction activities at the Caucharí-Olaroz lithium project advanced while strictly complying with
COVID-19
protocols developed by Minera Exar and approved by authorities in Jujuy province where the project is located. Construction costs related to the Caucharí-Olaroz lithium project continue to be capitalized in accordance with the Company’s policy, including costs arising from construction of the project during the pandemic such as testing and quarantining of employees, rental of additional camp facilities in order to comply with social distancing requirements, and other additional contractors’ costs as a result of
COVID-19
restrictions.
Functional Currency
Items included in the financial statements of the Company and each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). Effective January 1, 2021, the functional currency of Lithium Americas changed from the Canadian dollar to the US dollar as a result of the significant US dollar proceeds from equity offerings and increasing US dollar denominated expenditures. The change in functional currency was accounted for on a prospective basis, with no impact of this change on prior year comparative information.
Impairment of investments in associates
The application of the Company’s accounting policy for the impairment assessment of its investments in associates requires judgment to determine whether objective evidence of impairment exists. The investment in Cauchari-Olaroz project comprises the Company’s equity accounted investments in associates, Minera Exar S.A. and Exar Capital B.V. (“Exar Capital”), which are non-publicly traded equity investees with interests in the underlying Cauchari-Olaroz development project. Therefore, management’s assessment of whether objective evidence of impairment exists includes consideration of whether there have been any events that impact estimated future cash flows (loss events) or information about significant changes with an adverse effect on the investments in associates including (i) significant financial difficulty of the associates; (ii) a breach of contract, such as a default or delinquency in payments by the associates; (iii) changes in the development plan or strategy for the underlying Cauchari-Olaroz development project; or (iv) changes in significant assumptions which drive the valuation of the underlying Cauchari-Olaroz development project including forecasted commodity prices, reserve and resource estimates and capital expenditure requirements. Management has performed an assessment and concluded that no objective evidence of impairment exists as of December 31, 2021.

7

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Exploration and Evaluation Assets
The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including information such as, the period for which the Company has the right to explore including expected renewals, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has performed an impairment indicator assessment on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2021.
Key Sources of Estimation Uncertainty
Fair value of derivatives
The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. The valuation of the embedded derivative liability required management to make significant estimates. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period.
The valuation of the convertible note embedded derivatives was completed using a partial differential equation method with Monte Carlo simulation that required significant assumptions, including expected traded instruments volatility and credit spread and estimates in relation to other inputs. Refer to Note 10 for further details on the methods and assumptions associated with measurement of the convertible note embedded derivatives.
Significant accounting policies
Principles of Consolidation
These consolidated financial statements include the accounts of Lithium Americas Corp. and its wholly-owned US subsidiaries Lithium Nevada Corp., KV Project LLC, and RheoMinerals Inc., Argentinean subsidiary Potassium S.A. and Canadian wholly-owned subsidiaries 2265866 Ontario Inc. and 1339480 B.C. LTD. All intercompany transactions and balances have been eliminated.
Subsidiaries are all entities over which the Company has control. The Company controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.
Joint Arrangements and Investments in Associates
A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements: joint operations and joint ventures.

8

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

A joint operation is a joint arrangement whereby the parties having joint control of the arrangement have rights to the assets and are the only source of funding for the liabilities relating to the arrangement. The Company recognizes its share of any assets, liabilities, revenues and expenses of a joint operation.
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Investments in joint ventures are accounted for using the equity method.
Prior to closing the 2020 Cauchari Transaction, the Company was consolidating its 50% share of the Cauchari-Olaroz project and accounting for its investment as a joint operation (Note 6).
Investments in Associates
Associates are all entities over which the group has significant influence but not control or joint control. This is generally the case where the group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting.
The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value by the Company’s share of post-acquisition net income or loss; depreciation, amortization or impairment of the fair value adjustments made on the underlying balance sheet at the date of acquisition; dividends; cash contributions; and the Company’s share of post-acquisition movements in Other Comprehensive Income (“OCI”).
At each reporting date, the Company considers whether there is objective evidence of impairment of the investments in associates. If such evidence exists, the Company determines the amount of impairment to record, if any, by reference to the recoverable amount of the investment determined in accordance with IAS 36, Impairment of Assets as described in the Company’s accounting policy for impairment of property, plant and equipment.
Foreign Currency Translation
Functional and Presentation Currency
Items included in the financial statements of each of the entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars. The functional currency of the parent entity, Lithium Americas Corp., as well as all subsidiaries, is the US dollar. The functional currency of the Company’s associates Minera Exar, and Exar Capital is the US dollar and Arena Minerals is the Canadian dollar.
Transactions and Balances
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in equity if they are attributable to part of the net investment in a foreign operation.
Non-monetary
items measured at historical cost continue to be carried at the exchange rate at the date of the transaction.
Non-monetary
items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

9

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

For example, translation differences on
non-monetary
assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary
assets such as equities classified as
available-for-sale
financial assets are recognized in other comprehensive income.
Parent and Subsidiary Companies
When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in other comprehensive income.
When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an ownership interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling
interests.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash held with banks and highly liquid short-term investments which can be withdrawn at any time and are subject to an insignificant risk of changes in value.
Exploration and Evaluation Assets
Exploration expenditures excluding acquisition costs and claim maintenance costs are expensed until the establishment of technical feasibility and commercial viability based on a combination of the following factors:

●	The extent to which mineral reserves or mineral resources as defined in National Instrument 43-101 (“NI 43-101”) have been identified through a feasibility study or similar document; and

●	The status of mining leases, environmental and mining permits.
Costs incurred relating to the acquisition and claim maintenance of mineral properties, including option payments and annual fees to maintain the property in good standing, and exploration expenditures performed within the geologic formation of an existing brownfield mining project are capitalized and deferred by property until the project to which they relate is sold, abandoned, impaired or placed into production. After recognition, the Company uses the cost model for exploration and evaluation assets.
The Company assesses its exploration and evaluation assets for indications of impairment on each balance sheet date and when events and circumstances indicate a risk of impairment. A property is written down or written off when the Company determines that an impairment of value has occurred or when exploration results indicate that no further work is warranted. Exploration and evaluation assets are tested for impairment immediately prior to reclassification to mineral property development costs.

10

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, Plant and Equipment
On initial recognition, property, plant and equipment are valued at cost. Cost includes the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and foreign exchange losses or gains on borrowings and related cash used to construct qualifying assets as defined under IFRS. Capitalization of costs incurred ceases when the asset is capable of operating in the manner intended by management. The Company applies judgment in its assessment of when the asset is capable of operating in the manner intended by management.
Property, plant and equipment are subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items or major components.
Property, plant and equipment that are currently in use are depreciated as follows:

●	Process testing facility equipment included in “Equipment and machinery” – straight-line basis over the estimated useful life of 10 years;

●	Right-of-use assets included in “Other” – is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis; and

●	Office equipment included in “Other” – declining balance method at 20% annual rate.
The assets’ residual values, useful lives and depreciation methods are reviewed and adjusted, if appropriate, at each financial year-end.
The gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit and loss.

Impairment	of Property, Plant and Equipment
Property, plant and equipment are assessed for impairment indicators at each reporting date or when an impairment indicator arises if not at a reporting date. Impairment indicators are evaluated and, if considered necessary, an impairment assessment is carried out. If an impairment loss is identified, it is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost of disposal and value in use.
Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). These are typically individual mines, plants or development projects.

11

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Where the factors which resulted in an impairment loss subsequently reverse, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Non-current	assets (or disposal groups) held for sale and discontinued operations
Non-current
assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights under insurance contracts, which are specifically exempt from this requirement.
An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current
asset (or disposal group) is recognised at the date of derecognition.
Non-current
assets (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.
Non-current
assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.
A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the statement of profit or loss.
Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains one or more lease components, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.
The Company leases offices, buildings, equipment and cars. Lease contracts are typically made for fixed periods of 3 to 5 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

12

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases are recognized as a
right-of-use
asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
The
right-of-use
asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

●	variable lease payment that are based on an index or a rate;

●	amounts expected to be payable by the lessee under residual value guarantees;

●	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.
The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.
Right-of-use
assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability;

●	any lease payments made on or before the commencement date less any lease incentives received;

●	any initial direct costs; and

●	restoration costs.
Payments associated with short-term leases and leases of
low-value
assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.
Financial Instruments
Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.
On initial recognition, financial assets and liabilities are classified as and measured at: amortized cost, fair value through profit or loss (“FVTPL”) or fair value through OCI according to their contractual cash flow characteristics and the business models under which they are held.

13

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3 .	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest; the Company’s intent is to hold these financial assets in order to collect contractual cash flows; and the contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.
Financial liabilities are measured at amortized cost unless they are required to be measured at FVTPL.
Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.
Derivative instruments
Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at FVTPL, and recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives not designated in a hedging relationship are recorded as part of income (expense). Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative.
Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.
Impairment of financial assets.
The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.
Borrowing Costs
Borrowing costs directly attributable to the acquisition, construction or production of assets requiring a substantial period of time to get ready for their intended use or sale are capitalized as part of the cost of that asset. Capitalization of borrowing costs begins when there are borrowings and activities commence to prepare an asset for its intended use. Capitalization of borrowing costs ends when substantially all activities necessary to prepare a qualifying asset for its intended use are complete. When proceeds of project specific borrowings are invested on a temporary basis, borrowing costs are capitalized net of any investment income. Capitalization of borrowing is suspended during an extended period in which active development is interrupted.
Provisions
Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax
rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

14

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Close down and restoration costs include dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, based on the net present value of estimated future costs. The cost estimates are updated during the life of the operation to reflect known development, such as revisions to cost estimates and to the estimated lives of the operations, and are subject to formal reviews at regular intervals. The initial closure provision together with changes resulting from changes in estimated cash flows or discount rates are capitalized within capital assets. These costs are then depreciated over the lives of the asset to which they relate, typically using the units of production method. The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to the statement of comprehensive (loss)/income as a financing cost. Provision is made for the estimated present value of the costs of environmental cleanup obligations outstanding at the statement of financial position date.
Income Taxes
Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period-end,
adjusted for amendments to tax payable with regards to previous years.
Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting or taxable loss, unless arising in a business combination, nor differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.
A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recorded.
Share Capital
Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.
Earnings/(Loss) per Share
Basic earnings/(loss) per share is computed by dividing the net earnings or loss attributable to shareholders of the Company by the weighted average number of common shares outstanding during the reporting period.
The diluted earnings/loss per share calculation is based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period, but only if dilutive.

15

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity-Based Compensation
The Company’s equity incentive plan allows the grant of share options, restricted share units, performance share units and deferred share units. The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.
Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the appropriate pricing model, including Black-Scholes option model for options and Monte Carlo simulation methodology for performance share units. Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest, by increasing contributed surplus. The number of awards expected to vest is reviewed at least annually with any impact being recognized immediately. Where equity instruments are granted to non-employees,
they are recorded at the fair value of the goods or services received in the statement of comprehensive (loss)/income, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital. When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.
Newly Adopted Accounting Standards and Amendments
The Company adopted Interest Rate Benchmark Reform - Phase 2: Amendments to IFRS 9, IAS 39, IFRS 4 and IFRS 16 (the “Phase 2 Amendments”) effective on January 1, 2021. Interest rate benchmark reform (“Reform”) refers to a global reform of interest rate benchmarks, which includes the replacement of some interbank offered rates with alternative benchmark rates.
The Phase 2 Amendments provide a practical expedient requiring the effective interest rate to be adjusted when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities that relate directly to the Reform, rather than applying modification accounting which might have resulted in a gain or loss. In addition, the Phase 2 Amendments require disclosures to assist users in understanding the effect of the Reform on the Company’s financial instruments and risk management strategy. The Company’s Senior Credit Facility and Limited Recourse Loan Facility as defined in Note 11 were indexed to London interbank offered rates (“LIBOR”). The Senior Credit Facility was fully repaid in December, 2021 and the Limited Recourse Loan Facility was fully repaid subsequent to the year-end.

16

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

4.	CASH AND CASH EQUIVALENTS

	December 31, 2021 $	December 31, 2020 $

Cash	137,714	148,070

Short-term bank deposits	372,893	-

	510,607	148,070
As at December 31, 2021, $4,393 of cash and short-term deposits were held in Canadian dollars (December 31, 2020 – $3,165), and $506,214 of cash and short-term deposits were held in US dollars (December 31, 2020 – $144,905). Cash and short-term deposits earn interest between
0.2%-0.3%.

5.	INVESTMENT IN ARENA MINERALS
On July 26, 2021, the Company acquired 42,857 common shares and 21,429 share purchase warrants of Arena Minerals Inc.
(TSX-V:
AN) (“Arena Minerals”) in a private placement for total consideration of CDN$6,000 ($4,794). Each warrant entitles the holder to acquire one common share of Arena Minerals at CDN$0.25 for a period of 24 months from the date of issuance. Pursuant to the acquisition agreement, Lithium Americas has the right (i) to participate in future Arena Minerals financings to maintain its pro rata ownership interest in Arena Minerals if the Company maintains at least a 7.5% ownership interest in Arena Minerals; and (ii) to appoint a nominee to the Arena Minerals board of directors if the Company maintains at least a 10% ownership interest in Arena Minerals. At the acquisition date the investment in Arena Minerals shares was recorded at $3,411 and the warrants at $1,383.
On November 24, 2021, the Company purchased a further 23,369 common shares of Arena Minerals at a price of CDN$0.54 per share for aggregate consideration of CDN$12,632 ($9,964).
At December 31, 2021, the Company owned approximately 17.4% of the issued and outstanding shares of Arena Minerals.
The Company has significant influence over Arena Minerals by virtue of its current shareholdings, warrants and its right to appoint a nominee director to the board of Arena Minerals. As such, the investment in Arena Minerals is accounted for using the equity method of accounting. Warrants to acquire Arena Mineral’s common shares are derivatives and accounted for at fair value with changes in fair value recorded in the income statement.
The Arena Minerals warrants had an estimated fair value of $7,558 at December 31, 2021. The fair value of the warrants was estimated using a Black-Scholes valuation model with the following inputs: volatility of 202%, a risk-free rate 0.91%, expected dividend of 0%, and expected life 2 years. A gain on fair value of $6,282 was recognized in the statement of comprehensive loss.
For the year ended December 31, 2021, the Company recognized a $342 share of loss of Arena Minerals under the equity method of accounting, resulting in a balance for the investment of $13,033 at December 31, 2021.

17

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT
As at December 31, 2021 the Company, Ganfeng and JEMSE are 44.8%, 46.7% and 8.5% shareholders, respectively, of Minera Exar, the company that holds all rights, title and interest in and to the Cauchari-Olaroz project located in the Jujuy province, Argentina. The Company and Ganfeng are parties to a shareholders’ agreement concerning management of the project and are entitled to share in the project’s production on a 49%/51% basis. Construction costs are also shared on the same 49%/51% pro rata basis between the Company and Ganfeng. The shareholders’ agreement regulates key aspects of governance of the project, which provides the Company with significant influence over Minera Exar and strong minority shareholder protective rights.
In addition, the Company and Ganfeng are 49% and 51% shareholders, respectively, in Exar Capital, the company that provides financing to Minera Exar for the purpose of advancing construction of the Cauchari-Olaroz project (the investment in Minera Exar and Exar Capital together, the “Investment in Cauchari-Olaroz project”). Minera Exar and Exar Capital are accounted for using the equity method of accounting.
JEMSE Transaction
JEMSE acquired an 8.5% (4.2% from the Company and 4.3% from Ganfeng) equity interest in Minera Exar on April 4, 2021 (the “JEMSE Transaction”). The right to acquire the 8.5% interest (the “Acquisition Right”) was originally granted under a letter of intent signed in 2012 to comply with Province of Jujuy regulations regarding government participation in mineral projects.
Pursuant to closing the JEMSE Transaction, JEMSE has agreed to reimburse the Company and Ganfeng its $23,496 pro rata (8.5%) share of the equity financing for the construction of the Cauchari-Olaroz project in past years through the assignment of one-third
of the dividends otherwise payable to JEMSE in future periods.
Annual dividend distributions by Minera Exar to all shareholders, including JEMSE, will only be considered once Minera Exar has met all project debt commitments for the Cauchari-Olaroz project.
Upon closing of the JEMSE Transaction, the Company recognized a long-term receivable from JEMSE of $5,800 and a $4,712 loss, which was calculated as follows:

$

Initial fair value of the Company’s receivable (49% of JEMSE’s future payment of $23,496)	5,800

Carrying value of the Company’s disposed share of Investment in Minera Exar	(10,512)

Loss on the 2021 JEMSE Transaction	(4,712)
The initial fair value of the long-term receivable from JEMSE was estimated by discounting the Company’s share of future payments by JEMSE to their present value, assuming payments start in 5 years with a 10% discount rate. Estimation of timing for payments is based on the status of construction and expected cash flows of Minera Exar. During the year ended December 31, 2021, the Company recognized $431 as amortization of discount for the receivable. Upon initial recognition, the receivable is accounted for at amortized cost.
2020 Cauchari Transaction
On August 27, 2020, the Company closed a transaction with Ganfeng whereby Ganfeng subscribed, through a wholly-owned subsidiary, for newly issued shares of Minera Exar, for cash consideration of $16,327, increasing its interest in the Cauchari-Olaroz project from 50% to 51%, with Lithium Americas holding the remaining 49% interest.

18

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

In addition, the Company and Ganfeng restructured Exar Capital to reflect the parties’ 49%/51% proportionate ownership of Minera Exar. As part of this restructuring, Ganfeng provided $40,000 to Exar Capital in non-interest-bearing
loans, repayable in 2029 (with a right for an additional
one-year
extension by the Company or Ganfeng) and contributed $689 to Exar Capital’s equity to increase its interest from 37.5% to 51%. Proceeds of the loans from Ganfeng were used by Exar Capital to repay $40,000 of loans owed to Lithium Americas (the Minera Exar and Exar Capital transactions together, the “2020 Cauchari Transaction”).
Upon closing of the 2020 Cauchari Transaction, Ganfeng became the controlling shareholder of Minera Exar and Exar Capital while Lithium Americas received fulsome minority shareholder protective rights. The Company retains significant influence over Minera Exar and Exar Capital and, as a result, is accounting for the investments from closing the 2020 Cauchari Transaction using the equity method of accounting. Prior to closing the transaction, the Company was consolidating its 50% share of the Cauchari-Olaroz project and accounting for its investment as a joint operation.
Loans to Minera Exar and Exar Capital
The Company has entered into loan agreements with Minera Exar and Exar Capital to fund construction of the Cauchari-Olaroz project. Changes in the loans’ balances are summarized below.

$

Loans to Exar Capital, as at December 31, 2019	37,959

Loans to Exar Capital	14,500

Initial difference between the face value and the fair value of loans to Exar Capital	(7,746)

Elimination of loans as a result of Joint Operation accounting	(3,377)

Accrued interest	3,337

Loans to Exar Capital prior to the 2020 Cauchari Transaction	44,673

Loans to Exar Capital after the 2020 Cauchari Transaction	14,700

Initial difference between the face value and the fair value of loans to Exar Capital	(7,265)

Reversal of elimination of loans as a result of the 2020 Cauchari Transaction	28,132

Derecognition of share of loans from Exar Capital to Minera Exar as a result of the 2020 Cauchari Transaction	(26,368)

Repayment of loans as a result of the 2020 Cauchari Transaction	(40,000)

Gain on early repayment of the $40,000 loans	19,608

Accrued interest	1,082

Loans to Exar Capital, as at December 31, 2020	34,562

Loans to Exar Capital	60,270

Initial difference between the face value and the fair value of loans to Exar Capital	(29,677)

Accrued interest	5,701

Loans to Exar Capital, as at December 31, 2021	70,856
Loans by the Company and Ganfeng to Exar Capital are
non-interest
bearing. During the year ended December 31, 2021, loans were provided by the Company to Exar Capital in the amount of $60,270, and by Ganfeng in the amount of $62,730. Such loans funded the respective 49% and 51% shares of Cauchari-Olaroz construction costs. The Company accounts for its loans initially at fair value and subsequently at amortized cost.
The fair value of the loans at inception was calculated using a discounted cash flow valuation method applying market interest rates. The difference between the face value and the fair value of the loans provided was recognized as part of the Investment in the Cauchari-Olaroz project.

19

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

In addition to the loans from shareholders, in December, 2021, Minera Exar obtained debt financing in the form of a $10 million loan from a third party to fund construction, which loan is secured with a letter of credit provided by Ganfeng. Subsequent to year-end,
Minera Exar received an additional $40 million in loans from the same third party (Note 22).
Investment in Cauchari-Olaroz Project
Changes in the Investment in Cauchari-Olaroz Project are summarized below:

	Minera Exar S.A.	Exar Capital B.V.	Total

	$	$	$

Investment in Cauchari-Olaroz Project, as at December 31, 2019	-	-	-

Recognition of Investment in Cauchari-Olaroz Project	119,537	2,287	121,824

Contribution to Investment in Cauchari-Olaroz Project	853	7,265	8,118

Share of income of Cauchari-Olaroz Project	2,113	4,200	6,313

Elimination of unrealized gain on intercompany transactions	-	(4,861)	(4,861)

Investment in Cauchari-Olaroz Project, as at December 31, 2020	122,503	8,891	131,394

Contribution to Investment in Cauchari-Olaroz Project	2,095	29,677	31,772

Share of income of Cauchari-Olaroz Project	8,712	17,019	25,731

Elimination of unrealized gain on intercompany transactions	-	(22,104)	(22,104)

Share of decrease in Minera Exar net assets as a result of the JEMSE Transaction	(10,512)	-	(10,512)

Investment in Cauchari-Olaroz Project, as at December 31, 2021	122,798	33,483	156,281
The following are the amounts presented in the financial statements of Minera Exar on a 100% basis as amended to reflect the Company’s accounting policies.

	December 31, 2021	December 31, 2020

	$	$

Current assets

Cash and cash equivalents	937	752

Other current assets	1,087	7,397

Total current assets	2,024	8,149

Non-current assets	783,138	512,990

Current liabilities	(93,509)	(20,458)

Non-current liabilities - loans from Exar Capital	(438,306)	(267,222)

Non-current liabilities - other	(6,271)	(5,828)

Net assets	247,076	227,631

	Years ended December 31,

	2021	2020

	$	$

Other losses	-	(1,893)

Income tax expense	(61,978)	-

Deferred tax recovery	81,424	4,342

Net income	19,446	2,449

20

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

The following are the amounts presented in the financial statements of Exar Capital on a 100% basis.

	December 31, 2021	December 31, 2020

	$	$

Current assets

Cash and cash equivalents	4,616	10,769

Other current assets	583	3,126

Total current assets	5,199	13,895

Non-current assets - loans advanced to Minera Exar	438,306	267,222

Current liabilities - loans from Lithium Americas and Ganfeng	(353,924)	(230,906)

Other current liabilities	(479)	(1,000)

Other non-current liabilities	(10,441)	(5,284)

Net assets	78,661	43,927
Loans from Lithium Americas and Ganfeng are presented as current liabilities in Exar Capital. In accordance with the terms of the loan agreements, the loans can be called at any time by unanimous agreement of Lithium Americas and Ganfeng.

	Years ended December 31,

	2021	2020

	$	$

Interest income on loans from Exar Capital	40,403	26,258

Withholding tax expense	(5,157)	(2,973)

General and administrative expenses	(514)	(457)

Net income	34,732	22,828
Reconciliation of Summarized Financial Information to Carrying Value:

	Minera Exar	Exar Capital

	$	$

Net assets, December 31, 2021	247,076	78,661

Company’s share of net assets	110,690	38,544

Interest capitalized while proportionally consolidated	6,619	-

Elimination of unrealized gain on intercompany transactions and other, cumulative	-	(42,003)

Joint Venture expenditures incurred by the Company net of eliminations	5,489	-

Difference between the face value and the fair value of loans to Exar Capital	-	36,942

Carrying value	122,798	33,483

21

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

Minera Exar’s Commitments and Contingencies
As at December 31, 2021, Minera Exar had the following commitments (on a 100% basis):

●	A $200 royalty due annually in May and expiring in 2041.
●
Agreements to provide aboriginal programs to communities located in the Cauchari-Olaroz project area, having terms ranging from five to thirty years, and annual fee payments of $257 in 2022 and $443 between 2023 and 2061 if these agreements are extended for the life of the project and provided that such annual fees are subject to change from time to time based on negotiations between the parties. Minera Exar’s obligations to make the payments are subject to continued development of the project and commencement and continuation of production at the project.

●	Commitments related to construction contracts of $2,875.
Los Boros Option Agreement
On September 11, 2018, Minera Exar exercised a purchase option agreement (“Option Agreement”) with Grupo Minero Los Boros (“Los Boros”), entered into on March 28, 2016, for the transfer of title to Minera Exar of certain mining properties that comprised a portion of the Cauchari-Olaroz Project.
Under the terms of the Option Agreement, Minera Exar paid $100 upon signing and exercised the purchase option for total consideration of $12,000 to be paid in sixty quarterly installments of $200. The first installment payment became due and was paid on the third anniversary of the purchase option exercise date, being September 11, 2021. Minera Exar paid the subsequent quarterly installments on time. As security for the transfer of title of the mining properties, Los Boros granted to Minera Exar a mortgage over the mining properties for $12,000. In addition, in accordance with the Option Agreement, on November 27, 2018, Minera Exar paid Los Boros a $300 royalty which was due within 10 days of the start date of construction of the commercial plant.
Pursuant to the Option Agreement, a 3% net profit interest royalty (the “Los Boros Royalty”) is payable to Los Boros by Minera Exar annually within 10 business days after calendar year end, in Argentinian pesos, for a period of 40 years.
Minera Exar has the right to cancel the first 20 years of the Los Boros Royalty in exchange for a one-time
payment of $7,000 and the second 20 years for an additional payment of $7,000.
As at December 31, 2021
, all required payments under the Option agreement have been made.

7.	DEFERRED TRANSACTION COSTS
On November 1, 2021, the Company announced an unconditional offer to acquire all outstanding shares of Millennial Lithium Corp. (“Millennial”) at a price of CDN$4.70 per share, payable in a combination of Lithium Americas common shares and cash of CDN$0.001 per Millennial share. The acquisition closed on January 25, 2022 for total consideration of approximately
$389,552. As a term of the offer, the Company paid Millennial $20,000 as a reimbursement of break fees owed under the previous acquisition agreement entered into by Millennial with a third party. The Company also incurred approximately $800 in transaction costs.

22

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

7.	DEFERRED TRANSACTION COSTS (continued)

In addition, as precondition to closing, the Company deposited $20,000 in an escrow account (included in restricted cash balance) to satisfy any termination fee payable to Millennial in certain circumstances if the acquisition did not close. The funds were returned to the Company in 2022 after the closing date.
The Millennial acquisition is expected to be accounted for as asset acquisition and reflected in the Company’s Q1 2022 financial statements.

8.	PROPERTY, PLANT AND EQUIPMENT

	Cauchari- Olaroz 1	Equipment and machinery	Other 2	Total

	$	$	$	$

Cost

As at December 31, 2019	158,309	951	1,889	161,149

Additions	59,853	247	283	60,383

Capitalization of interest	5,132	-	-	5,132

Deconsolidation	(223,294)	-	-	(223,294)

Disposals	-	-	(83)	(83)

Foreign exchange	-	-	19	19

As at December 31, 2020	-	1,198	2,108	3,306

Additions	-	118	3,360	3,478

Disposals	-	-	(452)	(452)

As at December 31, 2021	-	1,316	5,016	6,332

	Cauchari- Olaroz 1	Equipment and machinery	Other 2	Total
	$	$	$	$

Accumulated depreciation

As at December 31, 2019	1,455	197	573	2,225

Depreciation for the period	279	274	380	933

Deconsolidation of Minera Exar fixed assets	(1,734)	-	-	(1,734)

Disposals	-	-	(53)	(53)

As at December 31, 2020	-	471	900	1,371

Depreciation for the period	-	343	582	925

Disposals	-	-	(332)	(332)

As at December 31, 2021	-	814	1,150	1,964

	Cauchari- Olaroz 1	Equipment and machinery	Other 2	Total
	$	$	$	$

Net book value

As at December 31, 2020	-	727	1,208	1,935

As at December 31, 2021	-	502	3,866	4,368
1
Prior to closing the 2020 Cauchari Transaction, this includes the Company’s 50% share of Cauchari-Olaroz project construction costs and project-related costs incurred directly by the Company (Note 6).
2
The “Other” category includes right of use assets with a cost of $3,990 and $785 of accumulated depreciation as at December 31, 2021.

23

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

9.	EXPLORATION AND EVALUATION ASSETS
Exploration and evaluation assets relating to the Thacker Pass project were as follows:

	December 31, 2021	December 31, 2020

	$	$

Acquisition costs

Balance, beginning	4,342	3,852

Additions	1,298	490

Total exploration and evaluation assets	5,640	4,342
The Company has certain commitments for royalty and other payments to be made on the Thacker Pass project as set out below. These amounts will only be payable if the Company continues to hold the subject claims in the future and the royalties will only be incurred if the Company starts production from the Thacker Pass project.

●	20% royalty on revenue solely in respect of uranium;

●
8% gross revenue royalty on all claims up to a cumulative payment of $22,000. The royalty will then be reduced to 4% for the life of the project. The Company has the option at any time to reduce the royalty to 1.75% upon payment of $22,000;

●	Option payments of $137.5 payable in 2022, and $2,887.5 in 2023 to purchase water rights.

10.	CONVERTIBLE NOTES
On December 6, 2021 the Company closed an offering of $225,000 aggregate principal amount of 1.75% convertible senior notes due in 2027 (the “Convertible Notes”, “Notes” and the “Offering”).
The Company used a portion of the net proceeds from the Offering to repay in full its $205,000 senior secured credit facility.
On December 9, 2021 the initial purchasers under the Offering exercised in full their option to purchase up to an additional $33,750 aggregate principal amount of the Convertible Notes, increasing the total Offering size to $258,750.
The Convertible Notes are unsecured and will accrue interest payable semi-annually in arrears at a rate of 1.75% per annum payable on January 15 and July 15 of each year, beginning on July 15, 2022. Prior to October 15, 2026, the Notes will be convertible at the option of the holders during certain periods, upon the satisfaction of certain conditions including:

(i)	If the Notes’ trading price for any five consecutive trading day period was, on each day, less than 98% of the conversion value of such Notes;

24

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

10.	CONVERTIBLE NOTES (continued)

(ii)
if the Company elects to (a) issue equity instruments to all holders of LAC’s common shares entitling them, for a period of not more than 45 calendar days after issue, to subscribe for or purchase common shares at a price per share that is less than the average reported sales prices of the common shares for the 10-trading day period ending the trading day before the announcement of such issuance of equity instruments; or (b) make a distribution to all holders of the Company’s common shares, whether such distribution is of assets, securities, or rights to purchase LAC’s securities, and has a per share value exceeding at least 10% of the trading price of the common shares on the date immediately preceding the announcement date of such distribution;

(iii)	upon the occurrence of certain significant business events;

(iv)
if, at any time after the calendar quarter ending on March 31, 2022 (and only during such calendar quarter), the last reported price of LAC’s common shares for at least 20 trading days (whether or not consecutive) during the last period of 30 trading days of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; or,

(v)	upon a call for redemption by LAC, or upon LAC’s failure to pay the redemption price therefor.
Thereafter, the Convertible Notes will be convertible at any time until the close of business on the business day immediately preceding the maturity date. Upon conversion, the Convertible Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof. The initial conversion rate for the Convertible Notes will be 21.2307 shares per one thousand principal amount of Convertible Notes, equivalent to an initial conversion price of approximately $47.10 per share. The initial conversion price of the Convertible Notes represents a premium of approximately 35% to the last reported sale price of the shares on the New York Stock Exchange on December 1, 2021.
The Convertible Notes will mature on January 15, 2027, unless earlier repurchased, redeemed or converted. The Company may not redeem the Convertible Notes prior to December 6, 2024, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. After December 6, 2024, the Company will have the right to redeem the Convertible Notes at its option in certain circumstances including:

(i)
or after December 6, 2024 if the Company’s share price for at least 20 trading days during any 30 consecutive trading day period ending on, and including, the last trading day of the immediately preceding calendar quarter is over 130% of the conversion price on each applicable trading day, at a redemption price equal to 100% of the principal plus accrued and unpaid interest;

(ii)	LAC can redeem if the Company becomes obligated to pay additional amounts as a result of its obligation to bear the cost of Canadian or non-Canadian withholding tax, if applicable;
Redemption can result in exercisability of conversion option.
Holders of Convertible Notes will have the right to require the Company to repurchase their Convertible Notes upon the occurrence of certain events.

25

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

10.	CONVERTIBLE NOTES (continued)

The Convertible Notes represent financial instruments that include a debt host and conversion option and redemption option derivatives, which are separated from the debt host and accounted for at fair value with changes in fair value recorded in the statement of comprehensive loss. At the closing date of December 6, 2021, the conversion feature was recorded at $87,524 and the debt host at $132,902 and subsequently was accounted for at amortized cost with a 13.4% effective interest rate. At the closing date of the overallotment option, the conversion feature was recorded at $13,895 and the debt host at $19,259 and subsequently was accounted for at amortized cost with a 14.2% effective interest rate. Transaction costs of $8,499 were allocated to the debt host ($5,170) and the embedded derivative ($3,329).
The embedded derivatives had an estimated fair value of $83,000 at December 31, 2021. The fair value of the derivatives was estimated using a partial differential equation method with Monte Carlo simulation with the following inputs: volatility of 65%, a risk-free rate of 1.37%, expected dividend of 0%, and credit spread of 10.56%. A gain on change in fair value from the date of inception to December 31, 2021 of $18,419 was recognized in the statement of comprehensive loss, offset with $3,329 transaction costs for a net gain of $15,090.
Valuation of the embedded derivative is sensitive to changes in the assumed volatility and the Company’s share price. A reduction in the volatility rate by 20% would result in a corresponding reduction of the embedded derivative value of 23%, while a reduction/increase of the share price by 10% would result in a corresponding reduction/increase of the embedded derivative value of 15%.

11.	LONG-TERM LIABILITIES

	December 31, 2021	December 31 2020

	$	$

Current portion of long-term liabilities

Accrued interest	305	3,056

Other liabilities	604	494

	909	3,550

Long-term liabilities

Credit facility (net of financing costs)	-	95,068

Limited Recourse Loan Facility	27,915	26,153

	27,915	121,221

	28,824	124,771
Credit Facility
During the year ended December 31, 2021, the Company drew $109,250 on its $205,000 senior credit facility, comprised of $71,013 from Ganfeng and $38,237 from BCP Innovation Pte Ltd. In December 2021, the Company fully repaid the outstanding balance of the credit facility and accumulated interest.
Limited Recourse Loan Facility
In October 2018, Ganfeng provided Lithium Americas with a $100,000 unsecured, limited recourse, subordinated loan facility (the “Limited Recourse Loan Facility”) bearing an interest rate of
6-month
LIBOR plus 5.5% (subject to an aggregate maximum interest rate of 10% per annum). The loan facility is repayable in an amount of 50% of Minera Exar’s Free Cash Flows (as defined in the credit facility agreement).

26

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

11.	LONG-TERM LIABILITIES (continued)

Repayment will start once the Company’s obligations to repay the $205,000 senior credit facility are met. As at December 31, 2021, the Company had drawn $20,000 on the $100,000 Limited Recourse Loan Facility to fund development expenditures on the Cauchari-Olaroz project and an additional $4,708 to fund the payment of interest under the $205,000 senior credit facility. Accrued interest under the facility, included in long-term liabilities, was $3,208 as at December 31, 2021.
The Limited Recourse Loan Facility includes operating and reporting covenants, which the Company was in compliance with as at December 31, 2021. The facility was repaid subsequent to year-end (Note 22).

12.	OTHER LIABILITIES
Other liabilities consist of the $2,434 (2020: $889) lease liabilities and the $5,940 (2020: $4,830) mining contractor liability. During Q2 2019, Lithium Nevada entered into a mining design, consulting and mining operations agreement with a mining contractor for its Thacker Pass project. In accordance with the agreement, Lithium Nevada received $3,500 from the mining contractor in seven consecutive equal quarterly instalments, of which $1,500 was received in 2019 and $2,000 was received in 2020. These amounts are included in the mining contractor liability balance.
Lithium Nevada will pay a success fee to the mining contractor of $4,650 payable upon achieving commercial mining milestones or repay $3,500 without interest if a final project construction decision is not made by 2024.
The mining contractor has also been providing mining design and consulting services, which are accrued and included in the mining contractor liability and are payable on or before the earlier of December 31, 2024 or 90 days after the start of production at the Thacker Pass project.

13.	SHARE CAPITAL AND EQUITY COMPENSATION
Share Capital
On January 22, 2021, Lithium Americas closed an underwritten public offering of 18,182 shares, including 2,273 shares following the exercise in full by the underwriters of their over-allotment option. The shares were issued at a price of $22.00 each for gross proceeds to the Company of approximately $400,000. Share issuance costs were $22,609.
Equity Incentive Plan
The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time, at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are: (1) granted incentive stock options exercisable to purchase common shares (“stock options”); (2) awarded restricted share units (“RSUs”) and performance share units (“PSUs”) that, subject to a recipient’s deferral right in accordance with the Income Tax Act (Canada), convert automatically into common shares upon vesting; and (3) for independent directors, awarded deferred share units (“DSUs”) which the directors are entitled to redeem for common shares upon retirement or termination from the Board. During the year ended December 31, 2020, the Company amended the Plan from a “rolling 10% plan” to a “fixed plan” pursuant to which the aggregate number of common shares to be issued shall not exceed 16% of the Company’s issued and outstanding common shares as of April 1, 2020 of 14,401 shares.

27

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.	SHARE CAPITAL AND EQUITY COMPENSATION (continued)

Restricted Share Units
During the year ended December 31, 2021, the Company granted 256 (2020 – 810) RSUs to its employees and consultants. The total estimated fair value of the RSUs was $3,547 (2020 - $2,247) based on the market value of the Company’s shares on the grant date. As at December 31, 2021, there was $1,140 (2020 - $667) of total unamortized compensation cost relating to unvested RSUs. During the year ended December 31, 2021, stock-based
compensation expense related to RSUs of $2,821 was charged to expenses (2020 - $4,669) out of which $1,374 (2020 – 1,658) was included in payables pending issuance of the RSUs, and $1,658 was recorded against accrued liabilities.
A summary of changes to the number of outstanding RSUs is as follows:

Number of RSUs (in 000’s)

Balance, RSUs outstanding as at December 31, 2019	2,388

Converted into shares	(886)

Granted	810

Forfeited	(22)

Balance, RSUs outstanding as at December 31, 2020	2,290

Converted into shares	(191)

Granted	256

Balance, RSUs outstanding as at December 31, 2021	2,355
Deferred Share Units
During the year ended December 31, 2021, the Company granted 24 DSUs (2020 – 121) as compensation to independent directors with a total estimated fair value of $377 (2020 – $468).

Number of DSUs (in 000’s)

Balance, DSUs outstanding as at December 31, 2019	228

Granted	121

Converted into shares	(131)

Balance, DSUs outstanding as at December 31, 2020	218

Granted	24

Balance, DSUs outstanding as at December 31, 2021	242

28

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.	SHARE CAPITAL AND EQUITY COMPENSATION (continued)

Stock Options
No stock options were granted by the Company during the years ended December 31, 2021 and 2020. Stock options outstanding and exercisable as at December 31, 2021 are as follows:

Range of Exercise Prices CDN$	Number outstanding and exercisable as at December 31, 2021 (in 000’s)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (CDN$)

$4.55 - $5.00	579	0.5	4.92

$8.05 - $11.07	1,103	1.0	8.19

	1,682	0.8	7.06
A summary of changes to outstanding stock options is as follows:

	Number of Options (in 000’s)	Weighted Average Exercise Price, (CDN$)

Balance, stock options outstanding as at December 31, 2019	3,731	5.94

Exercised	(1,233)	(5.19)

Expired	(195)	(8.99)

Balance, stock options outstanding as at December 31, 2020	2,303	6.05

Exercised	(612)	(3.05)

Expired	(9)	(6.30)

Balance, stock options outstanding as at December 31, 2021	1,682	7.06
The weighted average share price at the time of exercise of stock options during the year ended December 31, 2021 was CDN$20.00 (2020 – CDN$12.57). During the year ended December 31, 2021, 310 (2020 – 481) stock options were exercised under the cashless exercise provision of the Plan, resulting in the issuance of 258 (2020 – 224) shares of the Company.
Performance Share Units (“PSUs”)
162 PSUs were granted by the Company during the year ended December 31, 2021 and none in 2020. All PSUs vest on the third anniversary of the grant date. As at December 31, 2021, there was $2,282 (2020 - $1,613) of total unamortized compensation cost relating to unvested PSUs. In 2021, 417 PSUs were converted to shares with multiplication ratio of 1.91. The PSUs are earned on the basis of total shareholder return relative to the return of the peer companies over four weighted performance periods: 20% in each of the first to third years of the performance period and 40% during the three-year period from the grant date.

29

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.	SHARE CAPITAL AND EQUITY COMPENSATION (continued)

The fair value of the PSUs is estimated on the date of grant using a valuation model based on Monte Carlo simulation with the following assumptions used for the grants made during the period:

January 4, 2021

Number of PSUs granted	162

Risk-free interest rate	0.17%

Dividend rate	0%

Annualized volatility	76.0%

Peer Group average volatility	72.2%

Estimated forfeiture rate	10.0%

Fair value per PSU granted	$19.72
During the year ended December 31, 2021, equity compensation expense related to PSUs of $2,572 was charged to operating expenses (2020 - $1,957).
A summary of changes to the number of outstanding PSUs is as follows:

Number of PSUs (in 000’s)

Balance, PSUs outstanding as at December 31, 2019	1,010

Cancelled	(11)

Balance, PSUs outstanding as at December 31, 2020	999

Granted	162

Converted	(417)

Balance, PSUs outstanding as at December 31, 2021	744

14.	RELATED PARTY TRANSACTIONS
Minera Exar, the Company’s equity-accounted investee, has entered into the following transactions with companies controlled by the family of its President, who is also a director of Lithium Americas:

-
Los Boros Option Agreement, entered into with Grupo Minero Los Boros on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Cauchari-Olaroz Project (Note 6).

-	Construction services contract for Cauchari-Olaroz Project with Magna Construcciones S.R.L., expenditures under which were $8,583 during the year ended December 31, 2021.
During year ended December 31, 2021, director’s fees paid by Minera Exar to its President, who is also a director of Lithium Americas, totaled $74 (2020 - $74).
During year ended December 31, 2021, the Company paid $646, of which $300 was paid in cash and $346 in RSUs, to its former director and President, South American Operations, in accordance with his employment agreement, which ended in February 2021. Concurrently, the parties entered into a
12-month
advisory consulting agreement with a monthly fee of $14 which ended in February 2022.

30

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

14.	RELATED PARTY TRANSACTIONS (continued)

The amounts due to related parties arising from such transactions are unsecured, non-interest
bearing and have no specific terms of payment. Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder of the Company, are disclosed in Notes 6, 11 and 22.
Compensation of Key Management
Key management includes the directors of the Company and the executive management team. The remuneration of directors and members of the executive management team was as follows:

	Years ended December 31,

	2021	2020
	$	$

Equity compensation	2,008	3,761

Salaries, bonuses, benefits and directors’ fees included in general and administrative expenses	2,175	2,684

Salaries, bonuses and benefits included in exploration expenditures	376	450

Salaries and benefits capitalized to Investment in Cauchari-Olaroz project	813	767

	5,372	7,662

	December 31, 2021	December 31, 2020
	$	$

Total due to directors and executive team	671	1,676

15.	GENERAL AND ADMINISTRATIVE EXPENSES
The following table summarizes the Company’s general and administrative expenses:

	Years ended December 31,
	2021 $	2020 $

Salaries, benefits and directors’ fees	4,215	4,475

Office and administration	2,470	1,360

Professional fees	2,410	1,073

Regulatory and filing fees	428	277

Travel	134	27

Investor relations	462	303

Depreciation	267	198

	10,386	7,713

31

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

16.	EXPLORATION AND EVALUATION EXPENDITURES
The following table summarizes the Company’s exploration and evaluation expenditures related to Thacker Pass and other project expenditures:

	Years ended December 31,
	2021 $	2020 $

Engineering	22,775	9,605

Consulting and salaries	7,395	4,525

Permitting and environmental	2,390	2,196

Field supplies and other	1,048	494

Depreciation	635	454

Drilling and geological expenses	1,718	452

Total exploration expenditures	35,961	17,726

17.	SEGMENTED INFORMATION
The Company operates in three operating segments and three geographical areas. The Thacker Pass project is in the exploration and evaluation stage and the Cauchari-Olaroz Project is in the development stage. From August 16, 2019 to August 27, 2020, the Cauchari-Olaroz project was accounted for as a joint operation. From the closing of the 2020 Cauchari Transaction, the project is accounted for using the equity method (Note 6). The Organoclay segment, classified as a discontinued operation, was wound up in 2019 and its assets were sold in Q1 2021.
The Company’s reportable segments are summarized in the following tables:

	Organoclay $	Thacker Pass $	Cauchari- Olaroz $	Corporate $	Total $

As at December 31, 2021

Property, plant and equipment	-	3,294	-	1,074	4,368

Exploration and evaluation assets	-	5,640	-	-	5,640

Total assets	-	10,744	274,760	531,838	817,342

Total liabilities	-	(10,632)	-	(270,395)	(281,027)

For the twelve months ended December 31, 2021

Property, plant and equipment additions	-	2,896	-	582	3,478

Income from discontinued operations	122	-	-	-	122

Net income/(loss)	122	(38,847)	5,933	(5,696)	(38,488)

Exploration expenditures	-	(35,961)	-	-	(35,961)

Depreciation	-	(658)	-	(267)	(925)

32

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

17.	SEGMENTED INFORMATION (continued)

	Organoclay $	Thacker Pass $	Cauchari- Olaroz $	Corporate $	Total $

As at December 31, 2020

Property, plant and equipment	-	1,175	-	760	1,935

Assets held for sale	3,926	-	-	-	3,926

Exploration and evaluation assets	-	4,342	-	-	4,342

Total assets	4,169	6,437	131,394	184,723	326,723

Total liabilities	(552)	(7,000)	-	(128,468)	(136,020)

For the year ended December 31, 2020

Property, plant and equipment additions		507	64,985	23	65,515

Loss from discontinued operations	(1,013)	-	-	-	(1,013)

Net loss	(1,013)	(18,123)	(767)	(16,331)	(36,234)

Exploration expenditures	-	(16,794)	(932)	-	(17,726)

Depreciation	-	(484)	(279)	(170)	(933)
The Company’s
non-current
assets and revenues of the discontinued Organoclay operation are segmented geographically as follows:

	Canada $	United States $	Argentina $	Total $

Non-current assets (1)

As at December 31, 2021	1,074	8,934	190,114	200,122

As at December 31, 2020	760	5,517	131,394	137,671

Revenue of the discontinued operation

For the year ended December 31, 2021	-	-	-	-

For the year ended December 31, 2020	-	670	-	670
1
Non-current
assets attributed to geographical locations exclude financial and other assets.

18.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS
Supplementary disclosure of the Company’s
non-cash
transactions is provided in the table below.

	December 31, 2021	December 31, 2020
	$	$

Change in accounts payable related to financings	-	80

	December 31, 2021	December 31, 2020
	$	$

Interest paid	12,517	7,318

Income taxes paid	-	-

33

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

19.	INCOME TAXES
Income tax recognized in profit or loss is comprised of the following:

	Years ended December 31,

	2021 $	2020 $

Withholding taxes accrued (1)	-	1,219

Current income tax	-	-

Tax expense (recovery)	-	1,219

1
Estimated accrued foreign withholding taxes of $1,219 at December 31, 2020 relate to Exar Capital and are payable when interest from intercompany loans between the Company and its Joint Operation is received.

A reconciliation of income taxes at Canadian statutory rates with reported taxes is as follows:

	Years ended December 31,

	2021 $	2021 $

Loss from continuing operations before tax	(38,610)	(34,002)

Income/(Loss) from discontinued operations	122	(1,013)

	(38,488)	(35,015)

Statutory tax rate	27%	27%

Expected income tax expense/(recovery) at statutory tax rate	(10,392)	(9,454)

Items not taxable for income tax purposes	(6)	288

Initial recognition of temporary differences on investment in Cauchari-Olaroz project	-	10,931

Recognition of previously unrecognized deductible temporary differences on loans to Exar Capital	-	(4,126)

Effect of higher tax rate in foreign jurisdiction	2,454	1,185

Withholding taxes	-	1,219

Change in unrecognized deferred tax assets and other	7,944	1,176

Tax expense	-	1,219

34

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

19.	INCOME TAXES (continued)

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31, 2021 $	December 31, 2020 $

Deferred tax assets:

Tax loss carryforwards	49,360	34,976

Loans to Exar Capital	7,641	4,487

Exploration and evaluation assets	1,994	584

Financing costs	4,963	661

Capital assets	50	1,308

Other	781	851

Deferred tax assets	64,789	42,867

Deferred tax liabilities:

Investment in Cauchari-Olaroz project	(15,043)	(11,713)

Investment in Arena Minerals	(793)	-

Convertible debt	(4,040)	-

Other	-	(1,190)

Deferred tax liabilities	(19,876)	(12,903)

Unrecognized deferred tax assets	44,913	29,964
The Company has
non-capital
loss carryforwards in Canada of CDN$108,000 (2020 - CDN$82,000) expiring between 2027 – 2041 and in the US of approximately $125,000 (2020 - $83,000) some of which expire in 2029 and some of which have no fixed date of expiry. The non-capital loss carryforwards are available to reduce taxable income in Canada and the US, respectively.

20.	FINANCIAL INSTRUMENTS
Financial instruments recorded at fair value on the consolidated statements of financial position and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
Level 3 – Inputs for assets and liabilities that are not based on observable market data.
The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified in the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. Other than warrants acquired as part of the Arena Minerals investment and the convertible note derivative the Company did not have any financial instruments measured at fair value on the statement of financial position on a recurring basis. As at December 31, 2021, the fair value of financial instruments not measured at fair value approximate their carrying value. Arena Minerals warrants and convertible note derivatives are a level 2 fair value hierarchy instruments (refer to Notes 5 and 10).

35

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

20.	FINANCIAL INSTRUMENTS (continued)

The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks which impact the Company’s financial instruments are described below.
Credit Risk
Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital. The Company’s maximum exposure to credit risk for cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital is the amount disclosed in the consolidated statements of financial position. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions and invests only in short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks with expected credit losses estimated to be de minimis. The Company and its subsidiaries, including its investee Minera Exar, may from time to time make short-term investments into Argentinian government securities, financial instruments guaranteed by Argentinian banks and other Argentine securities. These investments may or may not realize short term gains or losses.
Management believes that the credit risk concentration with respect to financial instruments included in cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital is nominal.
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to estimate and maintain sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term. As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending or that of its investees is related to its capital programs. The Company prepares annual budgets, which are regularly monitored and updated as considered necessary.
As at December 31, 2021, the Company had a cash and cash equivalents balance of $510,607 to settle current liabilities of $8,256.
The following table summarizes the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

	Years ending December 31,

	2022	2023	2024	2025 and later	Total

	$	$	$	$	$

Convertible senior notes¹	2,737	4,528	4,541	270,089	281,895

Credit and loan facilities¹	28,251	-	-	-	28,251

Accounts payable and accrued liabilities	7,347	-	-	-	7,347

Obligations under office leases¹	683	989	929	693	3,294

Other obligations¹	225	204	5,994	-	6,423

Total	39,243	5,721	11,464	270,782	327,210
¹Include principal and interest/finance charges.

36

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

20.	FINANCIAL INSTRUMENTS (continued)

Market Risk
Market risk incorporates a range of risks. Movement in risk factors, such as market price risk, the Company’s share price, and currency risk, affects the fair values of financial assets and liabilities (Notes 3, 5,10). The Company is exposed to foreign currency risk as disclosed below.
Foreign Currency Risk
The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may affect the Company’s financial results. The Company reports its financial results in United States dollars (“US$”) and incurs expenditures in Canadian dollars (“CDN$”) and US$, with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries and investees. The Company and its subsidiaries and associates have a US$ functional currency. As at December 31, 2021, the Company held $4,393 in CDN$ denominated cash and cash equivalents. Strengthening/(weakening) of a US$ exchange rate versus CDN$ by 10% would have resulted in a foreign exchange (loss)/gain for the Company of $439 at December 31, 2021.

21.	CAPITAL DISCLOSURE
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its mineral properties and to maintain a flexible capital structure. The capital structure of the Company consists of long-term borrowings, project debt facilities and equity attributable to common shareholders, comprising issued capital, contributed surplus, and deficit. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.
In order to carry out the planned exploration and development of its projects and pay for administrative costs, the Company will spend its existing working capital, draw on its Limited Recourse Loan Facility or raise additional amounts as needed and if available.
Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended December 31, 2021.

22.	SUBSEQUENT EVENTS

a)	On January 25, 2022 the Company closed the acquisition of 100% of Millennial and issued 13,199 shares to Millennial shareholders.

b)
Minera Exar, the Company’s equity-accounted investee, entered into a service agreement with a consortium owned 49% by a company controlled by the family of its President, who is also a director of Lithium Americas. The agreement is to service evaporation ponds of Cauchari-Olaroz project, has a term of five years and has a total value over that time period of $94,000.

c)	In Q1 2022, the Limited Recourse Loan Facility balance and accumulated interest were repaid with remaining undrawn available balance under the facility of $75,000.

37

LITHIUM AMERICAS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

22.	SUBSEQUENT EVENTS (continued)

d)
The Company issued 84 shares as a result of the conversion of 20 stock options into 17 common shares and the conversion of 67 RSUs into 67 common shares. Also, the Company granted 6 DSUs, 73 PSUs and 128 RSUs under its Equity Compensation Plan. PSUs have a three-year vesting period and vest on January 4, 2024. The vesting periods of RSUs vary from immediate vesting to vesting periods of up to 4 years.

e)
Subsequent to year-end, Minera Exar obtained $40 million in loans from a third party to fund construction of the Cauchari-Olaroz project. The loans are secured by a letter of credit provided to the lenders by Ganfeng, a project co-owner. The Company has provided a guarantee to Ganfeng for its 49% proportionate interest in the loan (See Note 6).

38